Exhibit 99.1

Origin Agritech Limited (“Origin” or the “Company”), an agriculture technology and rural e-commerce company in China, is filing its unaudited financial results for the first half of FY2021 ended March 31, 2021, prepared in accordance with United States generally accepted accounting principles.

FINANCIAL RESULTS OVERVIEW

The Company reported net revenue of RMB11.6 million (US$1.8 million) during the first half year of FY2021, compared to RMB44.1 million for the first half year of FY2020.

Total operating expenses for the first half year of FY2021 were RMB12.1 million (US$1.8 million), up 15% from RMB10.5 million for the same period a year ago. Selling and marketing expenses for the first half year of FY2020 were RMB2.3 million (US$0.4 million), compared to RMB1.7 million a year ago. General and administrative expenses increased 10% to RMB4.8 million (US$ 0.7 million), up from RMB4.3 million a year ago. Research and development expenses for the first half year of FY2021 were RMB5.0 million (US$0.8 million), up 13% from RMB4.5 million a year ago.

Total operating loss for the first half year of FY2021 was RMB7.8 million (US$1.2 million), compared to total operating income of RMB2.6 million reported a year ago.

Three was no interest expense during the first half year of FY2021. Other income of RMB3.2 million (US$0.5 million) was mainly rental income that the Company received from renting a portion of its headquarters building in Beijing, PRC.

Net loss attributable to the Company for the first half year of FY2021 was RMB4.0 million (US$0.6 million), compared to the net loss of RMB0.7 million a year ago.

Loss per ordinary share for the first half of FY2021 was RMB0.72 (or US$0.11), compared to the loss per share of RMB0.14 during the same period a year ago.

Balance Sheet

As of March 31, 2021, cash and cash equivalents were RMB27.2 million (US$4.1 million), an increase of RMB4.7 million from the cash and cash equivalents of RMB22.5 million as of September 30, 2020.

There is no current portion of long-term debt as of March 31, 2021. Advances from customers were RMB75.0 million (US$11.4 million), compared to RMB40.1 million as of September 30, 2020.

As of March 31, 2021, total current assets were RMB126 million (US$19.1 million) and non-current assets was RMB144.8 million (US$22.0 million).

As of March 31, 2020, total current liabilities were RMB179 million (US$27.2 million).

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Six Months Ended March 31,
	2020	2021	2021
	RMB'000	RMB'000	USD'000
	(unaudited)	(unaudited)	(unaudited)
Revenues	44,074	11,648	1,773
Cost of revenues	(30,941)	(7,327)	(1,115)
Gross profit	13,133	4,321	658
	30%	37%	37%
Operating expenses:
Selling and marketing	(1,718)	(2,324)	(354)
General and administrative	(4,321)	(4,758)	(724)
Research and development	(4,457)	(5,030)	(765)
Other income	-	-	0
Total operating expenses	(10,496)	(12,112)	(1,843)

Loss from operations	2,637	(7,791)	(1,186)
Interest expense, net	(2,334)	18	3
Rental income	1,852	2,209	336
Other non-operating income (expense), net	1,553	979	149

Profit (loss) before income taxes from operations	3,708	(4,585)	(698)
Income tax expenses	-	-	-
Current		-	-
Deferred	-	-	-
Income tax (expense) benefits	-	-	-
Net loss	3,708	(4,585)	(698)

Less: Net loss attributable to NCI	4,396	(579)	(88)
Net (loss) profit attributable to Origin Agritech Ltd.	(688)	(4,006)	(610)

Other comprehensive income (loss):
Net loss	3,708	(4,585)	(698)
Foreign currency translation difference	429	1,095	167
Comprehensive income (loss)	4,137	(3,490)	(531)
Less: Comprehensive loss attributable to NCI	4,396	(579)	(88)
Comprehensive loss attributable to Origin	(259)	(2,911)	(443)

Basic and diluted net income (loss) per share
Continuing operations	(0.14)	(0.72)
Discontinued operations
Basic and diluted net loss per share attributable to Origin Agritech Limited	(0.14)	(0.72)
Shares used in computing earnings per share:
Basic	4,801,724	5,567,680
Diluted	4,801,724	5,567,680

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	3/31/2020	9/30/2020	3/31/2021
	RMB'000	RMB'000	RMB'000	US$'000
	(unaudited)	(audited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	8,392	22,482	27,196	4,139
Restricted cash	-	147	-	-
Accounts receivable	11,661	3,111	2,508	382
Due from related parties	33,390	64,551	69,849	10,629
Advances to suppliers	3,186	2,473	12,421	1,890
Inventories	25,419	13,568	13,002	1,979
Other current assets	4,727	312	593	90
Total current assets	86,775	106,644	125,569	19,109

Land use rights, net	12,727	9,785	9,526	1,450
Plant and equipment, net	145,109	115,451	112,808	17,167
Asset held for sale	5,652	5,652	5,652	860
Long-term investment	16,347	10,353	10,353	1,575
Acquired intangible assets, net	4,535	4,648	4,255	648
Lease Asset	-	2,253	2,078	316
Other assets	2,231	97	88	13
Total assets	273,376	254,883	270,329	41,138

Liabilities, minority interests and shareholders’equity
Current liabilities:
Short-term borrowings	-	-	-	-
Current portion of long-term borrowings	78,611	0	-	-
Accounts payable	13,994	9,597	9,367	1,425
Due to growers	7,171	6,673	6,673	1,015
Due to related parties	42,522	26,481	24,448	3,720
Advances from customers	40,111	64,690	74,990	11,412
Income tax payable	657	936	936	142
Lease Liability - current	-	559	559	85
Other payables and accrued expenses	69,359	68,004	62,027	9,440
Total current liabilities	252,425	176,940	179,000	27,239
Long-term borrowing	2,000	137,660	137,660	20,949
Lease Liability - noncurrent	-	2,671	2,611	397
Other long-term liability	28,785	23,074	22,843	3,476
Total liabilities	283,210	340,345	342,114	52,061

Equity:
Additional paid-in capital	494,246	514,675	531,842	80,934
Retained earnings (deficit)	(474,531)	(559,104)	(563,110)	(85,692)
Treasury stock at cost (1,277,622 and 1,277,622 shares as of December 31, 2014 and 2015, respectively)	(19,163)	(10,356)	(10,356)	(1,576)
Accumulated other comprehensive loss	(23,885)	(22,405)	(21,310)	(3,243)
Total shareholders' equity	(23,333)	(77,190)	(62,934)	(9,577)
Noncontrolling interest	13,499	(8,272)	(8,851)	(1,346)
Total equity	(9,834)	(85,462)	(71,785)	(10,923)

Total liabilities and shareholders’ equity	273,376	254,883	270,329	41,138